08028345

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Disalle Securities & Mortgage Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1909 River Road
(No. and Street)

Maumee	Ohio	43537
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel J. Disalle 419-893-0751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William Vaughan Company
(Name – *if individual, state last, first, middle name*)

145 Chesterfield Lane	Maumee	Ohio	43537
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 28 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mr. Daniel J. Disalle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Disalle Securities and Mortgage Company, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel J. Disalle
Signature

Pres.
Title

Mary Jo Fischer
Notary Public Comm Exp: 3/11/08

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DISALLE SECURITIES AND MORTGAGE CO.

AUDITED FINANCIAL STATEMENTS

December 31, 2007

CONTENTS

145 Chesterfield Lane
Maumee, Ohio 43537-3836
P **419.891.1040**
F **419.891.1065**
www.wvco.com

WILLIAM VAUGHAN
COMPANY
Certified Public Accountants & Business Consultants

Gregory J. Arndt, CPA, CFE, FCPA
William J. Horst, CPA, CMA
David J. Baymiller, CPA
Jack C. Hagmeyer, CPA, CVA
Michelle M. Klement, CPA
Aaron D. Swiggum, CPA, CFE
William L. Vaughan, CPA

INDEPENDENT AUDITORS' REPORT

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

We have audited the accompanying statements of financial condition of DiSalle Securities and Mortgage Co. as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DiSalle Securities and Mortgage Co. as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Vaughan Company

February 27, 2008

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

ASSETS

	2007	2006
Current assets		
Cash and cash equivalents	$ 882	$ 880
Commissions receivable	0	45,000
Dividends receivable	16,610	14,802
Prepaid taxes	0	640
Prepaid expenses	0	2,051
Total current assets	17,492	63,373
Property and equipment		
Computer equipment	933	933
Less accumulated depreciation	933	933
Net property and equipment	0	0
Other assets		
Marketable securities, at market value (Note 5)	948,935	1,514,569
Ohio workers' compensation deposit	12	12
Total other assets	948,947	1,514,581
Total assets	$ 966,439	$ 1,577,954

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Current liabilities		
Commissions payable	$ 0	$ 24,750
Accrued city tax	31	0
Non-interest bearing obligation due to affiliated company (Note 2 and 6)	1,000	0
Total liabilities	1,031	24,750
Stockholder's equity		
Common stock, 500 shares authorized, stated value $2 per share, 250 shares issued and outstanding	500	500
Amount paid in excess of stated value (Note 6)	255,875	255,875
Retained earnings	709,033	1,296,829
Total stockholder's equity	965,408	1,553,204
Total liabilities and stockholder's equity	$ 966,439	$ 1,577,954

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue		
Commissions earned on private placement of direct participation programs (Note 2)	$ 6,000	$ 159,000
Unrealized gain (loss) on marketable securities	(596,096)	108,392
Realized gain (loss) on sale of marketable securities	35	(4,763)
Gain on NASD merger	35,000	0
Interest and dividend income	64,030	57,601
Total revenue	(491,031)	320,230
Selling, general and administrative expenses		
Commissions	3,300	88,174
Management fees (Note 2)	0	5,506
Other operating expenses (Notes 2 and 4)	19,879	22,536
Total selling, general and administrative expenses	23,179	116,216
Net income (loss)	$ (514,210)	$ 204,014

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock		Amount Paid In Excess Of	Retained	Total Stockholder's
	Shares	Amount	Stated Value	Earnings	Equity
Balances, December 31, 2005	250	$ 500	$ 27,686	$ 1,142,815	$ 1,171,001
Net loss for the year ended December 31, 2006				204,014	204.014
Capital contribution			228,189		228,189
Distributions to stockholder				(50,000)	(50,000)
Balances, December 31, 2006	250	500	255,875	1,296,829	1,553,204
Net income for the year ended December 31, 2007				(514,210)	(514,210)
Distributions to stockholder				(73,586)	(73,586)
Balances, December 31, 2007	250	$ 500	$ 255,875	$ 709,033	$ 965,408

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities		
Net income (loss)	$ (514,210)	$ 204,014
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Unrealized (gain) loss on marketable securities	596,096	(108,392)
Depreciation	0	92
Realized loss on sale of marketable securities	(35)	4,763
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Dividends receivable	(1,808)	(1,290)
Commissions receivable	45,000	(45,000)
Prepaid expenses	2,691	(66)
Increase (decrease) in:		
Commissions payable	(24,750)	24,750
Accrued city taxes	31	0
Net cash provided by operating activities	103,015	78,871
Cash flow from investing activities		
Proceeds from sale of marketable securities	35	39,337
Costs incurred to exercise warrants of marketable securities	0	(24,000)
Purchases of marketable securities - dividends re-invested	(30,462)	(56,242)
Net cash used in investing activities	(30,427)	(40,905)
Cash flows from financing activities		
Borrowings from affiliated company	1,000	9,545
Distributions to stockholder	(73,586)	(50,000)
Net cash used in financing activities	(72,586)	(40,455)
Net increase (decrease) in cash	2	(2,489)
Cash at beginning of year	880	3,369
Cash at end of year	$ 882	$ 880
Supplemental disclosures of cash flows information:		
Cash paid for interest	$ 0	$ 668

The accompanying notes are an integral part of these financial statements.

Note 1 - **Significant accounting policies**

Nature of business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), engaged in the sale of limited partnership interests through direct participation programs. The Company participated in three new offerings during the year with a concentration in Northwest Ohio.

Marketable securities

In accordance with industry accounting practices, marketable securities are carried at market value and any unrealized gain or loss is recognized currently in income. One hundred percent of the marketable securities held at market value consists of common stock of Fifth Third Bankcorp at December 31, 2007 and 2006. The cost of the Fifth Third Bankcorp stock was $372,328 and $341,867 and the accumulated appreciation of the Fifth Third Bankcorp stock was $576,606 and $1,172,702 at December 31, 2007 and 2006, respectively.

The Company purchased non-marketable securities consisting of non-trading stock and warrants to purchase more shares of the non-trading stock during 2000. These securities were carried at a total cost of $46,100 at the end of 2001, which approximated market value. The cost of the shares purchased was $26,000 and the cost of the warrants purchased was $20,100. During the year ended December 31, 2002, the stock began trading on the over-the-counter bulletin board. The market value of the stock at December 31, 2002 was less than the original cost of the stock. Accordingly, an unrealized loss of 6,000 was recognized in 2002 for the stock held. For the warrants to purchase additional shares of stock, their fair value was approximated taking into consideration the trading value of the stock at December 31, 2002. After considering the cost of the warrants, and the exercise price in relation to the trading amount at December 31, 2002, the warrants were considered to be worthless, and were written down to a fair value of zero.

During 2003, the value of the stock fell even further. Accordingly, an unrealized loss of $1,100 was recognized. During 2004, the value of the stock appreciated resulting in an unrealized gain of $1,500. During 2005, the value of the stock appreciated substantially, but only after management had decided to sell all of the shares held for a loss of $6,361. The warrants to purchase the same stock, written off in 2002 after being deemed worthless, were adjusted to an estimated fair market value of $28,770. This value was based on the December 31, 2005 trading price less original cost and exercise price. An unrealized gain of $8,670 was recorded at December 31, 2005.

During 2006, prior to the warrants exercise expiration date of June 2006, the company exercised all 1,500 of its warrants and subsequently sold all shares at a loss of $4,763.

Revenue recognition

Commissions are recognized as income when earned according to Private Offering Contracts, rather than when received.

Note 1 - **Significant accounting policies** - Continued

Income taxes

The Company has filed an election to be treated as an S-corporation under the applicable sections of the Internal Revenue Code. Under this election, all federal and state income taxes related to the Company's operations are included in the personal income tax returns of the stockholder.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. For income tax purposes, depreciation is computed using the modified accelerated cost recovery system over statutory lives. Depreciation expense for years ended December 31, 2007 and 2006 was $0 and $92 respectively.

Note 2 - **Related party transactions**

During the years ended December 31, 2007 and 2006, the Company sold limited partnership interests in partnerships in which the Company's controlling stockholder and business manager held a direct equity position. Gross commissions earned from these sales amounted to $6,000 and $159,000 for 2007 and 2006, respectively.

The Company was advanced funds from a company related through common ownership and control. At December 31, 2007 and 2006, such advances totaled $1,000 and $0, respectively.

For the years ended December 31, 2007 and 2006, the Company was charged management fees of $0 and $5,506, respectively, by a related party, as well as rent expense of $0 and $2,700 respectively, included as part of other operating expenses.

On April 1, 2006, the sole shareholder of both the Company and the related party resolved to contribute capital to the Company to eliminate the obligation to the related party. The sole shareholder of both the Company and the related party, decided at the same time, to terminate the management agreement between the two parties, that charged management fees to the Company, that increased the obligation to the related party over the years.

Note 3 - **Net capital requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007 and 2006, the Company's net capital was in excess of the required capital.

Note 4 - **Other operating expenses**

The Company expenses advertising costs as incurred. Advertising costs which were $500 and $0 for the years ended December 31, 2007 and 2006, respectively, are included in the total amount of other operating expenses.

Note 5 - **Contingency**

The Company is subject to built-in gains tax on its unrealized appreciation of marketable securities as of the date of conversion to an S-corporation, October 1, 1998. The built-in gains tax is imposed if the assets are disposed of within the 10 year period following the conversion date. At December 31, 2007 and 2006, the maximum estimated built-in gains tax liability on unrealized appreciation of marketable securities is approximately $381,000 calculated at a 35% built-in gains tax rate. Management intends to hold the investment in marketable securities throughout the 10 year period therefore, no built-in gains tax is expected to be imposed. Accordingly, no deferred tax liability has been reflected in the financial statements at December 31, 2007 and 2006.

Note 6 - **Cash flows information**

Supplemental disclosure of non-cash transactions:

In 2006, the sole shareholder of the Company contributed capital in excess of stated value to eliminate the obligation to a company related through common ownership in the amount of $228,189.

SUPPLEMENTAL INFORMATION

DISALLE SECURITIES AND MORTGAGE CO.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

	2007	2006
Net capital		
Total ownership equity from statement of financial condition	$ 965,408	$ 1,553,204
Deduct nonallowable assets	12	2,703
Net capital before haircuts on security positions	965,396	1,550,501
Haircuts on securities		
Trading and investment securities	142,340	227,185
Undue concentration	140,840	225,685
Net capital	$ 682,216	$ 1,097,630
Aggregate indebtedness		
Total liabilities from statement of financial condition	$ 1,031	$ 24,750
Computation of net capital requirement		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 677,216	$ 1,092,630
Excess net capital at 1000%	$ 682,112	$ 1,095,155
Percentage of aggregate indebtedness to net capital	0.15%	2.25%
Reconciliation with Company's computation of net capital		
Net capital, as reported in Company's Part II-A FOCUS Report	$ 682,252	$ 1,077,382
Increase (decrease) in total ownership equity due to auditors' year end adjustments	(36)	20,248
Net capital per above	$ 682,216	$ 1,097,630

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENT REGARDING EXEMPTION FROM REQUIREMENTS OF SEC RULE 15c3-3
December 31, 2007 and 2006

DiSalle Securities and Mortgage Co. is engaged in the sale of Direct Participation Programs. It conforms to the exemption provision under Rule 15c3-3, by not collecting nor holding funds or securities for, nor owing money or securities to customers.

145 Chesterfield Lane
Maumee, Ohio 43537-3836
P 419.891.1040
F 419.891.1065
www.wvco.com

WILLIAM VAUGHAN COMPANY
Certified Public Accountants & Business Consultants

Gregory J. Arndt, CPA, CFE, FCPA
William J. Horst, CPA, CMA
David J. Baymiller, CPA
Jack C. Hagmeyer, CPA, CVA
Michelle M. Klement, CPA
Aaron D. Swiggum, CPA, CFE
William L. Vaughan, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

In planning and performing our audits of the financial statements and supplementary information of DiSalle Securities and Mortgage Co. (the Company) for the years ended December 31, 2007 and 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Vaughan Company

February 27, 2008

END